CUSIP No: 16949D101	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. _____)*

China Hydroelectric Corporation
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

16949D101**
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**The CUSIP number is for the American Depository Shares relating to the Ordinary Shares that trade on the New York Stock Exchange.

CUSIP No: 16949D101	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON China Environment Fund III, L.P. (“CEF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 American Depository Receipts (“ADRs”) which are directly owned by CEF III, except that CEF III Management , the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed  to have sole power to vote these shares,  and Messrs. Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang and Ian Zhu, the members of the CEF III Investment Committee (the “Investment Committee Members”),  may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive power, and the Investment Committee Members may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 16949D101	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON China Environment Fund III Management, L.P (“CEF III Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the Investment Committee Members may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive power, and the Investment Committee Members may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 16949D101	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON China Environment Fund III Holdings Ltd.(“CEF III Holdings”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the Investment Committee Members may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive power, and the Investment Committee Members may be deemed to have shared dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 16949D101	Page 5 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donald C. Ye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6
6
SHARED VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management , the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed  to have sole power to vote these shares,  and the Investment Committee Members  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8
8
SHARED DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865ADRs which are directly owned by CEF III , except that CEF III Management , the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed  to have sole dispositive  power,  and the Investment Committee Members  may be deemed to have shared dispositive power with respect to these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 16949D101	Page 6 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shelby Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6
6
SHARED VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the Investment Committee Members may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8
8
SHARED DISPOSITIVE POWER

7,838,595 Ordinary shares represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive power, and the Investment Committee Members may be deemed to have shared dispositive power with respect to these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 16949D101	Page 7 of 14

NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Li
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6
	6
SHARED VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III , except that CEF III Management , the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed  to have sole power to vote these shares,  and the Investment Committee Members  may be deemed to have shared power to vote these ADRs.

	7	SOLE DISPOSITIVE POWER See response to row 8
	8
SHARED DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive  power,  and the Investment Committee Members  may be deemed to have shared dispositive power with respect to these ADRs.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
TYPE OF REPORTING PERSON* IN

CUSIP No: 16949D101	Page 8 of 14

NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Larry Zhang
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION The Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6
	6
SHARED VOTING POWER

7,838,595 Ordinary shares as represented by, 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed  to have sole power to vote these shares,  and the Investment Committee Members  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8
	8
SHARED DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive power, and the Investment Committee Members may be deemed to have shared dispositive power with respect to these shares.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
TYPE OF REPORTING PERSON* IN

CUSIP No: 16949D101	Page 9 of 14

NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ian Zhu
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6
	6
SHARED VOTING POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed  to have sole power to vote these shares,  and the Investment Committee Members  may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See response to row 8
	8
SHARED DISPOSITIVE POWER

7,838,595 Ordinary shares as represented by 2,612,865 ADRs which are directly owned by CEF III, except that CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole dispositive power, and the Investment Committee Members may be deemed to have shared dispositive power with respect to these shares.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,838,595
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
TYPE OF REPORTING PERSON* IN

CUSIP No: 16949D101	Page 10 of 14

ITEM 1(A).	NAME OF ISSUER

China Hydroelectric Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
25B, New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 100010

ITEM 2(A).	NAME OF PERSONS FILING

CEF III, CEF III Management, CEF III Holdings, and Messrs. Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang and Ian Zhu.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:  Tsing Capital,  A2302 SP Tower, Tsinghua Science Park, Beijing, 100084, China.

ITEM 2(C).	CITIZENSHIP

CEF III and CEF III Management are Cayman Island exempted limited partnerships, CEF III Holdings is Cayman Islands exempted company, Messrs. Ye, Chen and Zhu are United States citizens, Mr. Zhang is a citizen of The People’s Republic of China, and Mr. Li is a Canadian citizen.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary Shares, par value $.001 per share. The Reporting Persons beneficially own ADRs of Ordinary shares., each ADR represents three Ordinary shares.

ITEM 2(E).	CUSIP NUMBER

16949D101*

*CUSIP Number for the ADRs which are traded on the New York Stock Exchange. The Ordinary Shares do not have a CUSIP Number.

ITEM 3.	Not Applicable

CUSIP No: 16949D101	Page 11 of 14

ITEM 4.	OWNERSHIP

The approximate percentages of Ordinary Shares reported as beneficially owned by the Reporting Persons is based upon 153,295,516  Ordinary Shares outstanding as of  December 31, 2010 as provided to Reporting Persons by the Issuer.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2010:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of CEF III and CEF III Management and the operating agreement of CEF III Holdings, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

CUSIP No: 16949D101	Page 12 of 14

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 16949D101	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25,  2011
CHINA ENVIRONMENT FUND III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

By:	/s/ Donald C. Ye
Donald C. Ye, Director

CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.

By: China Environment Fund III Holdings Ltd., its general partner

By:	/s/ Donald C. Ye
Donald C. Ye, Director

CHINA ENVIRONMENT FUND III HOLDINGS LTD.

By:	/s/ Donald C. Ye
Donald C. Ye, Director

/s/ DONALD C. YE
DONALD C. YE

/s/ SHELBY CHEN
SHELBY CHEN

/s/ MICHAEL LI
MICHAEL LI

/s/ LARRY ZHANG
LARRY ZHANG

/s/ IAN ZHU
IAN ZHU

CUSIP No: 16949D101	Page 14 of 14

EXHIBIT I

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of ADRs China Hydroelectric Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  March 25,  2011
CHINA ENVIRONMENT FUND III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

By:	/s/ Donald C. Ye
Donald C. Ye, Director

CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.

By: China Environment Fund III Holdings Ltd., its general partner

By:	/s/ Donald C. Ye
Donald C. Ye, Director

CHINA ENVIRONMENT FUND III HOLDINGS LTD.

By:	/s/ Donald C. Ye
Donald C. Ye, Director

/s/ DONALD C. YE
DONALD C. YE

/s/ SHELBY CHEN
SHELBY CHEN

/s/ MICHAEL LI
MICHAEL LI

/s/ LARRY ZHANG
LARRY ZHANG

/s/ IAN ZHU
IAN ZHU